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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                            (AMENDMENT NO._______ )1

                          Collateral Therapeutics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   193921 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 1, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



              Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [ ]   Rule 13d-1(b)

              [X]   Rule 13d-1(c)

              [ ]   Rule 13d-1(d)




____________

       1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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------------------------                         -------------------------------
CUSIP NO. 193921 10 3              13G           Page    2   of    5    Pages
                                                      -------   -------
------------------------                         -------------------------------
------ -------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       The Wellcome Trust Limited as Trustee of The Wellcome Trust
       98 6038021
------ -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

------ -------------------------------------------------------------------------
  3    SEC USE ONLY


------ -------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       England

------ -------------------------------------------------------------------------
                         5    SOLE VOTING POWER

                              987,500
      NUMBER OF
                        ----- --------------------------------------------------
        SHARES           6    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY               0
                        ----- --------------------------------------------------
         EACH            7    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                987,500
                        ----- --------------------------------------------------
         WITH            8    SHARED DISPOSITIVE POWER

                              0
------ -------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       987,500

------ -------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                            [ ]

------ -------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       7.5%

------ -------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON

       OO

------ -------------------------------------------------------------------------


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Item 1(a).        Name of Issuer: Collateral Therapeutics, Inc. (the "Issuer").

Item 1(b). Address of Issuer's Principal Executive Offices: 11622 El Camino Real, San Diego, California 91230.

Item 2(a). Name of Person Filing: The Wellcome Trust Limited as Trustee of The Wellcome Trust (the "Reporting Person").

Item 2(b). Address of Principal Business Office: The principal business address of the Reporting Person is 183 Euston Road,
                  London NW1 2BE, England.

Item 2(c).        Citizenship:  England.

Item 2(d). Title of Class of Securities: Common Stock, $.001 par value per share (the "Common Stock").

Item 2(e).        CUSIP Number:  193921 10 3.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable.

                    If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.           Ownership:

                  (a) Amount Beneficially Owned: The Reporting Person beneficially owns 987,500 shares of Common Stock of the Issuer.

                  (b) Percent of Class: The Reporting Person beneficially owns 7.5% of the Issuer's Common Stock.

                  (c)      Number of Shares as to Which Such Person Has:

                           (i)  Sole power to vote or to direct the vote:
                                987,500 shares of Common Stock.

                           (ii) Shared power to vote or to direct the vote:
                                0 shares of Common Stock.

                           (iii) Sole power to dispose or to direct the
                                 disposition of: 987,500 shares of Common Stock.

                           (iv) Shared power to dispose or to direct the
                                disposition of: 0 shares of Common Stock.


Item 5.           Ownership of Five Percent or Less of a Class:

                  Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not Applicable.

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Item 8.           Identification and Classification of Members of the Group:

                  Not Applicable.

Item 9.           Notice of Dissolution of Group:

                  Not Applicable.

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]
                      [SIGNATURE PAGE FOLLOWS IMMEDIATELY]



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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2001

                                       THE WELLCOME TRUST LIMITED AS TRUSTEE OF
                                       THE WELLCOME TRUST

                                       By: /s/ Gary Steinberg
                                          -------------------------------
                                       Name: Gary Steinberg
                                       Its: Chief Investment Officer





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